Exhibit 12.1

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, Except Ratios)

	Year ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income (loss) from continuing operations before income taxes	$(318,322)	$176,748	$(59,476)	$13,921	$(37,554)
Plus: fixed charges	26,148	22,410	17,878	8,343	2,359

Earnings available for fixed charges	$(292,174)	$199,158	$(41,598)	$22,264	$(35,195)

Fixed Charges:
Interest expense	$26,148	$22,410	$17,878	$8,343	$2,359

Total fixed charges	$26,148	$22,410	$17,878	$8,343	$2,359

Ratio of Earnings to Fixed Charges	(a )	8.89	(b )	2.67	(c )

(a)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $318.3 million.
(b)	Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges. The coverage deficiency was $59.5 million.
(c)	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges. The coverage deficiency was $37.6 million.